Mail Stop 6010

June 9, 2006

VIA U.S. MAIL and FACSCIMILE (86 755) 26634369

Jackie You Kazmerzak
Chief Financial Officer
Diguang International Development Co., Ltd.
8th Floor, Building 64,
Jinlong Industry District Majialong,
Nanshan District, Shenzhen, PRC

> **Re:** **Diguang International Development Co., Ltd.**
> **Form 10-KSB for the year ended December 31, 2005**
> **Filed March 15, 2006**
> **Form 8-K dated and filed on March 21, 2006**
> **Form 8-K/A dated March 21, 2006 and filed on April 21, 2006**
> **Form 10-QSB for the quarterly period ended March 31, 2006**
> **File No. 333-69270**

Dear Ms. Kazmerzak:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2005

Consolidated Financial Statements

Exhibit 31

1.   We note that the certification filed as Exhibit 31 is not in the proper form. The
        required certifications must be in the exact form prescribed; the wording of the
        required certifications may not be changed in any respect, except for the
        modifications temporarily permitted to be made to the fourth paragraph of the
        certification required to be filed as Exhibit 31.1 pursuant to Part III.E of Release
        No. 8238. Accordingly, please file an amendment to the Form 10-KSB that
        includes the entire filing together with the certifications of each of your current
        CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-
        K.

Form 8-K dated and filed on March 21, 2006

Intellectual Property, page 16

2.   We see that seven patents are in the process of being transferred from Mr. Song
        Yi to Diguang Electronics. Please tell us the status of the transfer of patents and
        whether there are any licenses in place for you to use the technology prior to the
        transfer. Tell us how you intend to account for the transfers and describe the
        nature of any consideration you expect to pay in return. If the patents are
        significant to your business and if Mr. Song Yi is allowing you to use the
        technology free of charge, future filings should include appropriate related party
        disclosure about the arrangement.

Form 8-K/A dated March 21, 2006 and filed on April 21, 2006

Item 9.01 Financial Statements and Exhibits, page 3

Report of Independent Registered Public Accounting Firm, page F-2

3.   We note that BDO Reanda is the auditor for Diguang International, whereas
        Lopez Blevins, Bork & Associates, LLP was the auditor for Online Processing. It
        appears that you changed independent accountants in connection with the reverse
        acquisition. Accordingly, please file a Form 8-K presenting the disclosures
        specified under Item 4.01 to that Form.

Consolidated Statements of Income, page F-4

4.   It appears from the executive compensation table on page 54 to the Form 8-K
        dated March 21, 2006 that the financial statements include minimal compensation
        expense for the services of your executives. Tell us whether the financial
        statements include regular charges for the value of the services of your
        executives. If not, tell us why you believe charges for such services are not
        necessary for fair presentation of your operating results. In general, the financial
        statements should include all costs of doing business. Refer to SAB Topic 1-B;
        and revise or advise.

Consolidated Statements of Changes in Equity, page F-5

5.   We refer to the line items "Retained Earnings Converted to Capital." Tell us why
        it is appropriate to re-characterize retained earnings to paid-in capital for US
        GAAP purposes.

6.   We see the item "Dividends Declared" totaling $2.1 million in 2005. However,
        we see no liability for that dividend on the balance sheet as of December 31, 2005
        nor do we see a cash payment for that dividend on the statement of cash flows for
        2005. Please tell us how that dividend is accounted for in the financial statements
        as of December 31, 2005. If the liability was off-set against an asset as of
        December 31, 2005 explain why there was legal right of offset.   Also clarify
        whether and, if so, how the dividend is included in the disclosure from Note 5.

Consolidated Statements of Cash Flows, page F-6

7.   Please tell us about and quantify the significant components of the financing item
        "Due to related parties." Explain why the item and its significant components are
        properly classified as financing activities under SFAS 95. Please note that related
        party cash flows should be classified according to their nature. For instance, a
        payment to a related party for rent should be classified as an operating activity.
        Also apply this comment to disclosure from your Form 10-QSB as of March 31,
        2006.

8.   As a related matter, also respond with respect to the investing item "Due from
        related parties." Also apply this comment to disclosure from your Form 10-QSB
        as of March 31, 2006.

Note 1. Organization and Background, page F-7

9.   You indicate that Diguang Electronics has an operating life of 20 years. Tell us
        what happens at the end of the 20 year period.

10.   We see in the second full paragraph that Diguang Electronics was originally owned by three entities. Please expand this disclosure in future filings to clarify the ownership of these entities and to clarify why the reorganizations leading to the Chinese citizens (presumably, Yi Song and Hong Song) becoming the ultimate owners of Diguang Electronics are appropriately accounted for at predecessor basis.

Note 5. Related Party Transactions, page F-16

11.   With respect to Cinema Systems, please clarify what you mean when you indicate that the entity is "the representative of Mr. Yi Song and Mr. Hong Song."

12.   Pursuant to paragraphs 2b and 2c to SFAS 57 you should disclose the dollar amounts of transactions with related parties with appropriate descriptions of those transactions. That is, you should provide disaggregated disclosure about cash receipts and disbursements to and from related parties with full disclosure about the specific nature of the underlying transactions as required by paragraph 2 to SFAS 57. For instance, you should present separate disclosure about purchases, sales, borrowings, advances, dividends and any other significant related party transactions. Please expand in future filings. In response to this comment, show us the gross components of related party transactions included in the financial statements for all three annual periods and show us how you intend to expand your disclosure in future filings. This comment also applies to disclosure in your Form 10-QSB as of March 31, 2006.

13.   Provide us roll-forwards of the amounts due to and from related parties for 2004 and 2005 and through the most recently filed quarter in 2006. Those roll-forwards should identify, quantify and describe significant transactions recorded to the due to and from related party accounts during those periods. Identify the significant components of the period end balances.

14.   As a related matter, we see from page 58 of the Form 8-K dated March 21, 2006 that at December 31, 2005 there was an obligation of $2,078,744 arising from Yi Song's and Hong Song's acquisition of Diguang Electronics. The disclosure further states that the obligation was satisfied in January 2006. Tell us about the nature and origin of this obligation, including how it was accounted for and the basis for that accounting. Explain how the obligation was "satisfied." Also explain how the obligation is considered in the financial statements as of December 31, 2005 and in the disclosure from Note 5.

Note 7. Income Taxes, page F-17

15.   In future filings please make quantified disclosures about tax holidays pursuant to SAB Topic 11-C.

Note 10. Government Subsidies, page F-19

16.   We note your disclosure that your policy is in accordance with "internationally
        prevailing practice." Please tell us the basis in U.S. GAAP for your accounting
        for government subsidies. That is, please explain why it is appropriate to
        recognize government subsidies that are not specified to support research and
        development as other income.

Note 13. Supplementary Information about Cash Flows, page F-22

17.   Under paragraph 32 to SFAS 95 you should provide information about non-cash
        financing and investing transactions, including descriptions of the underlying
        transactions in sufficient detail to explain the non-cash effects of significant
        financing and investing activities. Please expand future filings, including Forms
        10-QSB. In a written response, show us how you intend to apply this comment.

Form 10-QSB for the quarterly period ended March 31, 2006

Consolidated Statements of Changes in Equity, page F-3

18.   Please clarify the nature of the item "offsetting deferred offering expenses" and
        tell us the basis for recording deferred offering expenses against additional paid-in
        capital. Please note that direct expenses of a recapitalization should be recorded
        against equity only to the extent that cash is received. Otherwise, transaction
        costs related to a recapitalization should be recorded as an expense. In that
        regard, tell us how you accounted for costs of the reverse merger.

Note 1. Summary of Accounting Policies, page F-5

Revenue Recognition, page F-5

19.   Please expand future filings to describe the terms of your sales arrangements,
        including how those terms are documented. The expanded disclosure should
        clarify how you actually apply the generic criteria from SAB 104, As well, unless
        not significant, please also expand to address customer acceptance provisions,
        return policies, post shipment obligations, warranties, credits and discounts,
        rebates, price protection or similar privileges, including how any significant
        matters are considered in your revenue recognition practices. Show us how you
        intend to apply this comment.

20. We see on page 69 of Diguang's financial statements for June 30, 2005 provided on Form 8-K dated January 17, 2006 that you had $474,757 of "consignment goods" in inventory. In addition, we see from disclosures on page F-11 of Diguang's financial statements for March 31, 2006 that you have $784,507 of "goods in transit" in inventory. Please tell us the nature of and accounting for inventory recorded as consignment and goods in transit. If you have goods on consignment, tell us how consignments are considered in your revenue recognition policy.

Note 6. Equity Transactions, page F-13

21. We note that you have agreed to issue up to 6 million shares of common stock as incentive shares to individuals in Diguang's management based on earnings targets. The notes to financial statements should present full disclosure about the terms and conditions of this plan, including complete disclosure of the conditions that would lead to issuance of the incentive shares and disclosure of how those shares will be accounted for in the financial statements. Please show us how you intend to apply this comment in future disclosures. In a written response tell us how you intend to account for this plan and explain how that accounting is appropriate in US GAAP. Be specific in supporting your planned accounting in GAAP.

Note 7. Stock Options, page F-14

22. We see that you measured volatility based on the "historical volatility of the Company's stock." We see that the reverse merger did not occur until March 17, 2006. Tell us in more detail how you measured volatility and explain why you believe your measure is appropriate under SFASD 123(R). Please be specific in supporting your methodology under SFAS 123(R).

23. Since you first adopted SFAS 123(R) as of January 1, 2006 the notes interim financial statements should present all relevant disclosures required by that standard in the period of adoption, including disclosures normally only required on an annual basis. Please refer to paragraphs 64, A240 and A241 to SFAS 123(R) and expand future disclosures as necessary.

Note 10. Segment Reporting, page F-16

24. In future filings, if sales from external customers attributed to an individual foreign country are material, please revise to disclose those revenues separately. Refer to paragraph 38(a) of SFAS 131.

Note 12. Subsequent Events, page F-17

25.   Please revise the next to last sentence to the disclosure about North Diamond to clarify, if true, that the purchase price for the 65% interest is $975,000 ($487,500 for each 32.5%) plus interest. Please also disclose a measure of the total purchase price, including the additional capital contribution. Apply in future filings.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 2

Results of Operations

Comparison of the three months ended March 31, 2006 and 2005

Revenue, page 6

26.   In future filings please provide expanded disclosure regarding the reasons for increases in revenue. For example, when you disclose that increases in sales are due to increased sales volume to international and domestic customers, please also describe the key factors leading to the increases.

General and Administrative Expenses, page 7

27.   We see that you present general and administrative expenses excluding the incurrence of share-based compensation expense due to the adoption of SFAS 123(R). This measure appears to be a non-GAAP measure pursuant to the provisions of Regulation G and Item 10(h) of Regulation S-B since it excludes an amount that is included in the most directly comparable measure calculated and presented in accordance with GAAP. As such, please revise future filings to clearly identify the measure as non-GAAP and to include all of the disclosures required by Item 10(h) of Regulation S-B, Regulation G, and Question 8 to the Staff's Frequently Asked Questions Regarding the Use of Non-GAAP Measures. Refer also to SAB Topic 14-G.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3605 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Reviewing Accountant